SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Royal Caribbean Cruises Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

V7780T103

(CUSIP Number)

August 25, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons CIBC Trust Company (Bahamas) Limited, solely as trustee of the non-U.S. situs trusts listed on Appendix A hereto.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 26,625,520[1]
(6) Shared Voting Power 0
(7) Sole Dispositive Power 26,625,520[1]
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,625,520[1]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 12.3%[2]
(12)	Type of Reporting Person (See Instructions) OO

[1]

Represents shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), held by the non-U.S. situs trusts set forth on Appendix A hereto for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, and their immediate family members.

[2]

The percentage is calculated based upon 217,065,395 shares of Common Stock outstanding as of July 18, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2011, filed with the Securities and Exchange Commission on August 1, 2011.

Item 1	(a).	Name of Issuer:

Royal Caribbean Cruises Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1050 Caribbean Way Miami, FL 33132

Item 2	(a)-(c).	Name, Address of Principal Business Office and Citizenship of Filing Person:

CIBC Trust Company (Bahamas) Limited Post Office Box N-3933 Goodman’s Bay Corporate Centre Ground Floor Nassau, Bahamas Citizenship: Bahamas

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

V7780T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 26,625,520

(b) Percent of class: 12.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 26,625,520

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 26,625,520

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2011

Non-U.S. Situs Trusts

CIBC Trust Company (Bahamas) Limited, not individually but solely as Trustee of the trusts listed on Appendix A

By:	/s/ Schevon Miller
Name: Schevon Miller
Title: Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Name: Carlis E. Chisholm
Title: Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Schedule 13G on behalf of CIBC Trust Company (Bahamas) Limited is filed as Exhibit 1 to this Schedule 13G.

APPENDIX A

Settlement T-551-1

Settlement T-551-2

Settlement T-551-3

Settlement T-551-4

Settlement T-551-10

Settlement T-551-11

Settlement T-551-12

Settlement T-577

Settlement T-2390-A

Settlement T-2390-B

Settlement T-2390-C

EXHIBIT 1

CERTIFICATE OF SECRETARY

The undersigned, not individually, but solely in the undersigned’s capacity as the Secretary of CIBC Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (the “Company”), hereby certifies with respect to the Company as follows:

Listed below are the names of representatives of the Company who are duly authorized, empowered and directed, in the name and on behalf of the Company, to:

(1)	execute all documents relating to the reporting of beneficial ownership of shares of Common Stock, $0.01 par value per share, of Royal Caribbean Cruises Ltd., a Liberian corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2)	do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission and any stock exchange, automated quotation system or similar authority.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Signatory	Signature

Schevon Miller	/s/ Schevon Miller

Carlis E. Chisholm	/s/ Carlis E. Chisholm

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually, but solely in my capacity as Secretary of the Company, effective as of this 25th day of August, 2011.

By:	/s/ Linda G. Williams
Name: Linda G. Williams
Title: Assistant Secretary of CIBC Trust Company (Bahamas) Limited